                                                                   Exhibit 99.2
                                   Exhibit 13
                                   ----------

                                         COMMON STOCK DATA
                                YEAR ENDED JANUARY 31, 2002             YEAR ENDED JANUARY 31, 2001
                                ---------------------------             ---------------------------
                                   STOCK PRICE                             STOCK PRICE
                                ----------------- DIVIDENDS             ----------------- DIVIDENDS
                                   HIGH       LOW      PAID                HIGH       LOW      PAID
---------------------------------------------------------------------------------------------------
Quarter ended April 30..........$ 25.50   $ 18.82      $.16             $ 18.50   $ 13.75      $.16
Quarter ended July 31...........  23.90     20.18       .16               22.44     15.75       .16
Quarter ended October 31........  23.59     17.30       .16               22.25     15.12       .16
Quarter ended January 31........  24.96     19.50       .16               23.25     18.38       .16

---------------------------------------------------------------------------------------------------

Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At March 11, 2002, there were approximately 3,346 shareowners of record including 2,174 shareowners in the Dividend Reinvestment Plan.


              REPORTS OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS

REPORT OF MANAGEMENT
--------------------

The management of Kellwood Company is responsible for the fair presentation of the financial statements and other financial information included in this report. The financial statements have been prepared in conformity with generally accepted accounting principles applying estimates and management's best judgments as required to present fairly Kellwood Company's financial position, results of operations and cash flows.

The accounting systems and internal accounting controls of Kellwood are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis, and internal auditors systematically review the adequacy and effectiveness of the controls. PricewaterhouseCoopers LLP also studies and evaluates internal controls for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements. It is management's opinion that the Company has an effective system of internal accounting controls.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, the internal auditors and PricewaterhouseCoopers LLP to discuss audit and financial reporting matters. Both the internal auditors and PricewaterhouseCoopers LLP have direct access to the Audit Committee.

/s/ Hal J. Upbin
Hal J. Upbin
Chairman, President and Chief Executive Officer

/s/ W. Lee Capps, III
W. Lee Capps, III
Senior Vice President Finance and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------

To the Shareowners and Board of Directors of Kellwood Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at January 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended January 31, 2002 and 2001 and for the nine months ended January 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Kellwood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
March 7, 2002


                                         CONSOLIDATED STATEMENT OF EARNINGS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------------------------------------------------
                                                                 FISCAL 2001         Fiscal 2000   Transition Period
                                                                 (YEAR ENDED         (Year ended  (nine months ended
                                                           JANUARY 31, 2002)   January 31, 2001)   January 31, 2000)
--------------------------------------------------------------------------------------------------------------------
NET SALES.....................................................$    2,281,763      $    2,362,174      $    1,565,261


COSTS AND EXPENSES:

Cost of products sold.........................................     1,823,639           1,881,033           1,237,683

Selling, general and administrative expenses..................       354,786             352,968             238,672

Pension income and plan termination...........................             -             (13,224)             (4,326)

Amortization of intangible assets.............................         9,383               8,279               4,865

Interest expense..............................................        34,823              32,622              22,654

Interest (income) and other, net..............................        (1,198)              1,533              (2,887)
                                                              --------------      --------------      --------------

EARNINGS BEFORE INCOME TAXES..................................        60,330              98,963              68,600

Income taxes..................................................        22,600              38,200              27,600
                                                              --------------      --------------      --------------

NET EARNINGS..................................................$       37,730      $       60,763      $       41,000
                                                              ==============      ==============      ==============


EARNINGS PER SHARE:

    Basic.....................................................$         1.66      $         2.57      $         1.49
                                                              ==============      ==============      ==============

    Diluted...................................................$         1.65      $         2.57      $         1.48
                                                              ==============      ==============      ==============

See notes to consolidated financial statements.



                                        CONSOLIDATED BALANCE SHEET

(Dollars in thousands except per share data)
----------------------------------------------------------------------------------------------------------
                                                                                  AS OF JANUARY 31,
                                                                       -----------------------------------
                                                                                 2002                 2001
----------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
Cash, including time deposits of $42,361 ($3,771 in 2001)..............$       69,239       $       10,437
Receivables, net.......................................................       318,931              364,522
Inventories, net.......................................................       363,486              503,164
Prepaid taxes and expenses.............................................        31,325               29,017
                                                                       --------------       --------------
TOTAL CURRENT ASSETS...................................................       782,981              907,140

PROPERTY, PLANT AND EQUIPMENT..........................................       277,156              269,066
Less accumulated depreciation and amortization.........................      (168,218)            (154,568)
                                                                       --------------       --------------
PROPERTY, PLANT AND EQUIPMENT, NET.....................................       108,938              114,498

INTANGIBLE ASSETS, NET.................................................       116,546              127,793
OTHER ASSETS...........................................................        35,959              116,294
                                                                       --------------       --------------

TOTAL ASSETS...........................................................$    1,044,424       $    1,265,725
                                                                       ==============       ==============


LIABILITIES AND SHAREOWNERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt......................................$       18,811       $       13,812
Notes payable..........................................................         7,612              117,702
Accounts payable.......................................................       137,908              154,617
Accrued expenses.......................................................        78,822               76,370
                                                                       --------------       --------------
TOTAL CURRENT LIABILITIES..............................................       243,153              362,501

LONG-TERM DEBT.........................................................       307,869              411,331

DEFERRED INCOME TAXES AND OTHER........................................        36,703               60,797

SHAREOWNERS' EQUITY:
Common stock, par value $.01 per share, 50,000,000 shares authorized,
    22,908,334 shares issued and outstanding (22,690,576 in 2001)......       173,010              168,171
Retained earnings......................................................       429,767              406,607
Accumulated other comprehensive income.................................       (11,878)             (10,572)
                                                                       --------------       --------------
                                                                              590,899              564,206
Less treasury stock, at cost...........................................      (134,200)            (133,110)
                                                                       --------------       --------------
TOTAL SHAREOWNERS' EQUITY..............................................       456,699              431,096
                                                                       --------------       --------------

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY..............................$    1,044,424       $    1,265,725
                                                                       ==============       ==============

See notes to consolidated financial statements.



                                        CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands except per share data)
--------------------------------------------------------------------------------------------------------------------
                                                                 FISCAL 2001         Fiscal 2000   Transition Period
                                                                 (YEAR ENDED         (Year ended  (nine months ended
                                                           JANUARY 31, 2002)   January 31, 2001)   January 31, 2000)
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
NET EARNINGS..................................................$       37,730      $       60,763      $       41,000

ADD (DEDUCT) ITEMS NOT AFFECTING OPERATING CASH FLOWS:
Depreciation and amortization.................................        32,419              27,297              19,106
Pension income and termination gain...........................             -             (13,224)             (4,326)
Deferred income taxes and other...............................         7,314               1,287               6,746

CHANGES IN WORKING CAPITAL COMPONENTS:
Receivables, net..............................................        50,323             (10,694)             72,475
Inventories...................................................       140,691             (72,560)            (36,139)
Prepaid expenses..............................................         2,452              19,890              (9,188)
Accounts payable and accrued expenses.........................       (11,909)            (25,509)              6,527
                                                              --------------      --------------      --------------
NET CASH PROVIDED BY / (USED FOR) OPERATING ACTIVITIES........       259,020             (12,750)             96,201
                                                              --------------      --------------      --------------

INVESTING ACTIVITIES:
Additions to property, plant and equipment....................       (19,133)            (27,694)            (22,819)
Termination of defined benefit pension plan, net of taxes.....        41,101                   -                   -
Acquisitions..................................................        (3,802)           (112,610)            (28,983)
Dispositions of fixed assets..................................           990               2,042               7,225
Other investing activities....................................             -                   -                (115)
                                                              --------------      --------------      --------------
NET CASH (USED FOR) / PROVIDED BY INVESTING ACTIVITIES........        19,156            (138,262)            (44,692)
                                                              --------------      --------------      --------------

FINANCING ACTIVITIES:
Net proceeds from notes payable...............................     1,428,844           1,447,692             337,472
Reduction of notes payable....................................    (1,538,934)         (1,253,914)           (431,727)
Proceeds from issuance of long-term debt......................             -                   -             149,207
Reduction of long-term debt...................................       (98,463)            (12,487)            (35,899)
Stock transactions under incentive plans......................         3,749               1,551               1,971
Purchase of treasury stock....................................             -             (60,738)            (30,174)
Dividends paid................................................       (14,570)            (15,156)            (13,340)
                                                              --------------      --------------      --------------
NET CASH PROVIDED BY / (USED FOR) FINANCING ACTIVITIES........      (219,374)            106,948             (22,490)
                                                              --------------      --------------      --------------

NET INCREASE / (DECREASE) IN CASH AND TIME DEPOSITS...........        58,802             (44,064)             29,019

Cash and time deposits - beginning of year....................        10,437              54,501              25,482
                                                              --------------      --------------      --------------
CASH AND TIME DEPOSITS - END OF YEAR..........................$       69,239      $       10,437      $       54,501
                                                              ==============      ==============      ==============


SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid ................................................$       35,742      $       32,186      $       20,422
Income taxes paid.............................................        47,186              13,513              37,108

See notes to consolidated financial statements.



                                   CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY

(Dollars in thousands except per share data)
------------------------------------------------------------------------------------------------------------------
                                                                                           Accumulated       Total
                                                Common Stock        Treasury                     Other     Compre-
                                           ----------------------      Stock   Retained  Comprehensive     hensive
                                               Shares      Amount     Amount   Earnings         Income      Income
------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1999................... 27,737,032   $ 163,097  $ (40,919) $ 333,340      $  (9,330)

Net earnings..............................                                       41,000                   $ 41,000
Other Comprehensive income................                                                         (48)        (48)
                                                                                                          --------
Comprehensive income......................                                                                $ 40,952
                                                                                                          ========
Cash dividends declared, $.48 per share...                                      (13,340)
Shares issued under stock plans...........    121,933       2,942        197
Treasury stock acquired in conjunction
     with incentive plans.................    (52,696)                (1,168)
Purchase of treasury stock................ (1,676,307)               (30,174)
Debentures converted......................     43,256         273
                                           ----------   ---------  ---------  ---------      ---------

BALANCE, JANUARY 31, 2000................. 26,173,218   $ 166,312  $ (72,064) $ 361,000      $  (9,378)

Net earnings..............................                                       60,763                   $ 60,763
Other Comprehensive income................                                                      (1,194)     (1,194)
                                                                                                          --------
Comprehensive income......................                                                                $ 59,569
                                                                                                          ========
Cash dividends declared, $.64 per share...                                      (15,156)
Shares issued under stock plans...........    141,639       1,859        283
Treasury stock acquired in conjunction
     with incentive plans.................    (31,549)                  (591)
Purchase of treasury stock................ (3,592,732)               (60,738)
                                           ----------   ---------  ---------  ---------      ---------

BALANCE, JANUARY 31, 2001................. 22,690,576   $ 168,171  $(133,110) $ 406,607      $ (10,572)

Net earnings..............................                                       37,730                   $ 37,730
Other Comprehensive income................                                                      (1,306)     (1,306)
                                                                                                          --------
Comprehensive income......................                                                                $ 36,424
                                                                                                          ========
Cash dividends declared, $.64 per share...                                      (14,570)
Shares issued under stock plans...........    257,836       4,839        204
Treasury stock acquired in conjunction
    with incentive plans..................    (40,078)                (1,294)
                                           ----------   ---------  ---------  ---------      ---------

BALANCE, JANUARY 31, 2002................. 22,908,334   $ 173,010  $(134,200) $ 429,767      $ (11,878)
                                           ==========   =========  =========  =========      =========

See notes to consolidated financial statements.


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in thousands except per share data)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Substantially all foreign subsidiaries are consolidated based upon a fiscal year ending December 31. All significant intercompany accounts and transactions have been eliminated.

CHANGE IN YEAR END
In August 1999 the Company changed its fiscal year-end from April 30 to January
31. This change resulted in a short fiscal year covering the nine month transition period from May 1, 1999 to January 31, 2000. References to the Company's fiscal periods represent the following:

    Fiscal Period                     Represents

    -------------                     ----------
    fiscal 2001 or "2001".............the year ended January 31, 2002 fiscal 2000 or "2000".............the year ended January 31, 2001 the Transition Period.............the nine months ended January 31, 2000

USES OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

INVENTORIES AND REVENUE RECOGNITION
Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis. As discussed in Note 14, in the first quarter of fiscal 2001 the Company changed its method of determining cost for certain domestic inventories (representing approximately 29% of inventories) from last-in, first-out (LIFO) to FIFO.

Sales are recognized when goods are shipped. Sales discounts, returns and allowances are included in net sales, and the provision for doubtful accounts is included in selling, general and administrative expenses in the Consolidated Statement of Earnings.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost. Certain domestic facilities are leased under long-term capital leases which are recorded at the beginning of the lease term at the present value of the minimum lease payments.

Depreciation is computed generally on the declining balance method over estimated useful lives of 15 to 40 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term. Capitalized software is amortized on the straight-line basis over the estimated economic useful life of the software, generally two to seven years.

GOODWILL AND OTHER INTANGIBLE ASSETS
The excess costs over net tangible assets of businesses acquired are recorded as goodwill and other intangible assets. Through January 31, 2002 these intangibles were amortized using the straight-line method over their estimated useful lives, which ranged from 1 to 20 years. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite-lived intangible assets will not be amortized in fiscal 2002 or following years, but these assets will be reviewed for impairment at least annually. See Note 2, New Accounting Standards for more information on FAS 142 and accounting for goodwill.

IMPAIRMENT OF ASSETS
The Company reviews long-lived assets, goodwill and other intangibles to assess recoverability from future operations using expected undiscounted future cash flows whenever events and circumstances indicate that the carrying values may not be recoverable. Impairment losses are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the asset.

INCOME TAXES
Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 109.

FOREIGN CURRENCY TRANSLATION
Foreign currency financial statements are translated into United States dollars using period-end rates of exchange for assets and liabilities and monthly average rates of exchange for income and expenses. Adjustments resulting from translation are accumulated in the Accumulated Other Comprehensive Income component of Shareowners' Equity. Gains or losses from foreign currency transactions are included in income in the period in which they occur. The net foreign currency gains and losses recognized in 2001, 2000, and the Transition Period were not significant.

STOCK-BASED COMPENSATION
The Company uses the intrinsic value method for measuring stock-based compensation cost. Under this method, compensation cost is the excess, if any, of the quoted market price of Kellwood's common stock at the grant date over the amount the employee must pay for the stock. Kellwood's policy is to grant stock options at fair market value at the date of grant.

CASH FLOWS
All highly liquid short-term time deposits with maturities of three months or less maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and time deposits was not significant for fiscal 2001, 2000, or the Transition Period.

FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS
The Company's financial instruments consist of cash, investments, short-term receivables and payables, and debt. Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, the Company believes the major components of its long-term debt have a market value of approximately $341,000 which compares to their book value of $326,000. Management believes that the current carrying amounts for the Company's other financial instruments approximate fair market value.

RECLASSIFICATIONS
Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

2.  NEW ACCOUNTING STANDARDS

FAS 133 In February 2001 the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The Company periodically enters into forward currency exchange contracts to hedge its exposure to foreign currency fluctuations for purchases of certain inventories and sales of certain products. Derivatives used by the Company have an initial term of less than one year. Company policy allows for the use of derivatives only for identifiable exposures, and therefore, the Company does not enter into derivative instruments for trading purposes where the objective is to generate profits. Management expects these derivatives to be highly effective in hedging the intended foreign currency fluctuation risks. As of January 31, 2002 the Company's derivatives have been designated as hedges of variable cash flows of forecasted transactions. As such, the fair values of the derivatives have been recorded in the Consolidated Balance Sheet, with the offset recorded in Other Comprehensive Income. The fair value of these derivatives on the date of adoption of SFAS 133 and on January 31, 2002 was not material. The fair value of these derivatives will be recorded in earnings as the forecasted transactions take place between February 2002 and December 2002.

FAS 141 & 142 In July 2001 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the new Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002, the Company will perform the required impairment tests of goodwill and indefinite-lived intangible assets as recorded on February 1, 2002. The Company has not yet determined what the effect of these tests will be, if any, on its earnings and financial position. Any impairment resulting from the initial application of the Statements will be recorded as a cumulative effect of accounting change as of February 1, 2002.

Had FAS 142 been effective for 2001, application of the nonamortization provisions of the Statement would have increased the Company's reported diluted earnings per share by approximately $.25 for that year.

FAS 143 In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 Accounting for Asset Retirement Obligations. This statement is effective for fiscal years beginning after June 15, 2002. The Company expects that this standard will not have a material impact on consolidated financial position, results of operations or cash flows.

FAS 144 In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 Impairment or Disposal of Long-Lived Assets which is effective for fiscal years beginning after December 15, 2001. The Company expects that this standard will not have a material impact on consolidated financial position, results of operations or cash flows.

3.  BUSINESS COMBINATIONS

FISCAL 2000 During fiscal 2000 the Company completed four acquisitions: Dorby Frocks, Ltd., Romance du Jour, Academy Broadway, and Group B Clothing Company (Democracy). The total purchase price included cash payments of $112,600 and the assumption of certain liabilities totaling $23,600. These acquisitions included goodwill and other intangible assets of $61,000. These transactions were accounted for using purchase accounting. Accordingly, the results of the acquired companies are included in the consolidated financial statements from their respective acquisition dates. The Company's unaudited consolidated results of operations on a pro-forma basis assuming these acquisitions had occurred at the beginning of fiscal 2000 are: net sales of $2,495 million, net income of $65 million, and diluted earnings per share of $2.73. These pro forma results are not necessarily indicative of the operating results that would have occurred had these acquisitions been consummated at the beginning of the year or of future operating results.

TRANSITION PERIOD On January 4, 2000 the Company purchased the assets of Biflex International, Inc. (Biflex), including goodwill and other intangible assets of $14,400. The purchase price included a cash payment of $29,000 and the assumption of certain liabilities totaling $10,400. The transaction was accounted for as a purchase. Accordingly, the results of operations of Biflex are included in the consolidated financial statements from the acquisition date. This acquisition was not significant to the results of operations or the financial position of the Company.


4.  SUPPLEMENTAL BALANCE SHEET INFORMATION

-----------------------------------------------------------------------------------

Fiscal period (Note 1) ended,                   1/31/02       1/31/01       1/31/00

-----------------------------------------------------------------------------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Balance, beginning of year..................$    10,025   $    12,142   $    11,281
Provision for bad debts.....................      2,992         1,506         3,237
Bad debts written off.......................     (3,679)       (3,623)       (2,376)
                                            -----------   -----------   -----------
Balance, end of year........................$     9,338   $    10,025   $    12,142
                                            ===========   ===========   ===========

---------------------------------------------------------------------

Amounts at January 31,                             2002          2001

---------------------------------------------------------------------
ACCOUNTS RECEIVABLE
    reserves for chargebacks and allowances.$    51,343   $    46,569
                                            -----------   -----------

INVENTORIES:
Finished goods..............................$   273,037   $   322,601
Work in process.............................     41,783       106,355
Raw materials...............................     48,666        74,208
                                            -----------   -----------
Total inventories...........................$   363,486   $   503,164
                                            ===========   ===========

Net of obsolescence reserves of.............$    25,110   $    22,660
                                            ===========   ===========

PROPERTY, PLANT & EQUIPMENT:
Land    ....................................$     2,035   $     1,948
Buildings and improvements..................    106,538       103,752
Machinery and equipment.....................    129,954       132,127
Capitalized software........................     38,629        31,239
                                            -----------   -----------
                                                277,156       269,066
Less accumulated depreciation
    and amortization........................   (168,218)     (154,568)
                                            -----------   -----------
Property, Plant & Equipment, net............$   108,938   $   114,498
                                            ===========   ===========

INTANGIBLE ASSETS:
Goodwill....................................$   104,924   $   108,281
Less accumulated amortization...............    (27,260)      (24,306)
                                            -----------   -----------
Net goodwill................................     77,664        83,975
                                            -----------   -----------

Other identifiable intangibles..............     58,643        75,491
Less accumulated amortization...............    (19,761)      (31,673)
                                            -----------   -----------
Net other identifiable intangibles..........     38,882        43,818
                                            -----------   -----------
Net intangible assets.......................$   116,546   $   127,793
                                            ===========   ===========

ACCRUED EXPENSES:
Salaries and employee benefits..............$    35,370   $    36,696
Other accrued expenses......................     43,452        39,674
                                            -----------   -----------
Total accrued expenses......................$    78,822   $    76,370
                                            ===========   ===========

5.  LEASES

Certain machinery and equipment are leased under operating leases having remaining terms ranging up to five years. Rent expense under all operating leases for fiscal 2001 totaled $37,226 ($33,346 for fiscal 2000 and $21,412 for the Transition Period).

The future minimum lease payments under capital and operating leases at January 31, 2002 were as follows:

-----------------------------------------------------------------------------------

Years ending January 31,                                      Capital     Operating

-----------------------------------------------------------------------------------
2003......................................................$       294   $    23,932
2004......................................................        294        19,302
2005......................................................         98        14,888
2006......................................................          -        10,662
2007......................................................          -         7,561
Later years...............................................          -        11,173
                                                          -----------   -----------
Total minimum lease payments..............................        686   $    87,518
                                                                        ===========
Less amount representing interest.........................        (40)
                                                          -----------
Present value of net minimum lease payments...............$       646
                                                          ===========

Minimum lease payments were not reduced for future minimum sublease rentals of $1,272.

6.  NOTES PAYABLE AND LONG-TERM DEBT

NOTES PAYABLE
On August 31, 1999 the Company executed a $350,000 Senior Credit Facility with Bank of America and other participating banks (the "Credit Agreement"). The Credit Agreement comprises a $100,000 364 day revolving credit facility and a $250,000 three-year revolving credit facility, both of which will expire on August 31, 2002. The $250,000 three-year revolving credit facility can also be used for letters of credit. Borrowings under the Credit Agreement will bear interest at a spread of approximately .8% over LIBOR. At January 31, 2002, outstanding short-term loans and letters of credit under the agreement were $0 and $69,000, respectively. Covenants are less restrictive than those currently existing for Kellwood's notes due insurance companies.

The Company maintains informal, uncommitted lines of credit with several banks, which totaled $95,000 at January 31, 2002. There were no borrowings under these uncommitted lines at January 31, 2002.

During fiscal 2001, the highest level of borrowings under all lines was $301,750 ($217,750 for fiscal 2000). The average daily short-term borrowings for fiscal 2001 were $113,645 ($89,314 for fiscal 2000) and the weighted average interest rate was 5.4% (7.1% for fiscal 2000).

LONG-TERM DEBT

-----------------------------------------------------------------------------------

Amounts at January 31,                                           2002          2001

-----------------------------------------------------------------------------------
7.625% Debentures due October 15, 2017....................$   133,268   $   137,704
7.875% Debentures due July 15, 2009.......................    139,888       139,806
Uncommitted credit facilities (average rate 6.5%) ........          -        80,000
Notes due insurance companies, 6.90% - 10.77%.............     52,819        66,351
Capital lease obligations, 8%.............................        646           927
Other.....................................................         59           355
                                                          -----------   -----------
                                                              326,680       425,143
Less current maturities...................................    (18,811)      (13,812)
                                                          -----------   -----------
                                                          $   307,869   $   411,331
                                                          ===========   ===========

Aggregate maturities on long-term debt for the next five years are as follows:
2002 - $18,811; 2003 - $26,326; 2004 - $6,164; 2005 - $2,223; 2006 - $0; 2007 &
thereafter - $273,156.

The Company issued $150,000 of 20 year senior unsecured debentures in a public debt offering in October 1997. The debentures, due October 15, 2017, have a coupon rate of 7.625% payable semi-annually. The Company issued $150,000 of 10 year senior unsecured debentures in a public debt offering in July 1999. The debentures, due July 15, 2009, have a coupon rate of 7.875% payable semi-annually. Restrictive covenants of these debentures are less restrictive than the covenants associated with the notes due insurance companies discussed below.

In January 2000 the Company entered into an interest rate swap agreement with a bank to convert the interest rate on $150,000 of 7.875% debentures from fixed to variable. In connection with this transaction, the Company also entered into an option agreement, which entitled the bank to cancel this swap agreement on January 15, 2001. As consideration for these agreements the Company received a payment of $3,257 which was recorded as a deferred option premium at January 31, 2000. The cancellation option was exercised by the bank, and the swap was cancelled in January 2001. These agreements were marked to market during fiscal 2000 and thereby reduced interest expense for fiscal 2000 by $3,257.

As of January 31, 2001, committed credit available under the Credit Agreement provided the Company with the ability to refinance a portion of its debt on a long-term basis. At January 31, 2001, $80,000 in outstanding borrowings under uncommitted credit facilities, which are supported by borrowings available under the Credit Agreement, were classified as long-term debt.

Notes payable to insurance companies are due in quarterly and semiannual installments from June 2002 through September 2005. Restrictive covenants of these notes include the maintenance of minimum working capital and certain key ratios as well as a limitation on the payment of dividends and the repurchase of Company stock. Under the most restrictive covenants, future dividends and purchases of Company stock are limited to $2,458 plus 45% of net earnings after January 31, 2002, excluding gains and losses on the disposal of capital assets.

A Singaporean shirt manufacturing joint venture 50% owned by the Company has a $5,300 credit facility. The Company has guaranteed one half of the amount of any borrowing under this facility not otherwise paid when due by the joint venture. $400 was outstanding under this facility at January 31, 2002.

7.  RETIREMENT BENEFITS

Various contributory and/or noncontributory retirement plans cover substantially all domestic and certain foreign employees. Total retirement benefits expense included the following:

-----------------------------------------------------------------------------------

Fiscal period (Note 1) ended,                   1/31/02       1/31/01      1/31/00*

-----------------------------------------------------------------------------------
Single-employer defined benefit plans.......$       221   $   (12,747)  $    (4,037)
Multi-employer plan.........................        734           446           233
Defined contribution plans..................      6,741         4,295         2,612
                                            -----------   -----------   -----------
Total retirement benefits expense/(credit)..$     7,696   $    (8,006)  $    (1,192)
                                            -----------   -----------   -----------

SINGLE-EMPLOYER DEFINED BENEFIT PLANS

PENSION PLAN TERMINATION During fiscal 2000 the Company terminated the Kellwood Company Pension Plan. The terminated plan generated substantially all of the net pension (credit), prepaid pension cost, projected benefit obligation, and fair market value of plan assets for fiscal 2000 and 1999 as set forth below. In connection with this termination, the Company amended the Plan to freeze benefits under the Plan effective August 31, 2000 and to fully vest all current participants. The Plan purchased annuity contracts to fund the benefits of all current retirees and terminated vested participants; and based on the final participant elections, the Plan purchased annuities for or made distributions to all current participants, as directed by the participants. The Company obtained approval from the Internal Revenue Service of the tax aspects of the plan termination.

As a result of this termination, the Company recognized a gain of approximately $4 million (net of income and excise taxes) in the quarter ended January 31, 2001. The Company received approximately $41 million in excess cash from the Plan (after payment of related excise and income taxes) in April 2001. Additionally, the Company pre-funded approximately $33 million of 401(k) plan contributions for its participating employees from Plan assets.

Concurrent with the plan termination, the Company increased its 401(k) "company match" effective September 1, 2000 from 3% of covered compensation to 4% of covered compensation for participants in its 401(k) plan.

The Company's Smart Shirts subsidiary maintains a defined benefit plan for certain of its employees; this plan was closed to new hires after December 1, 2000.

Summarized information on the Company's single-employer defined benefit plans is as follows:

---------------------------------------------------------------------------------------

Fiscal period (Note 1) ended,                         1/31/02      1/31/01     1/31/00*

---------------------------------------------------------------------------------------
Components of Net Periodic Pension Credit:
    Current Service Cost...........................$      737   $    2,658   $    2,019
    Interest cost on projected benefit obligation..       647        4,767        3,510
    Assumed return on assets.......................    (1,087)     (13,897)      (9,578)
    Pension plan termination (gain)................         -       (5,900)           -
    Amortization of prior service costs............       (76)        (375)          12
                                                   ----------   ----------   ----------
    Net pension (credit)...........................$      221   $  (12,747)  $   (4,037)
                                                   ==========   ==========   ==========

Weighted average key actuarial assumptions:

    Discount rate....................................... 7.0%         6.0%         7.5%
    Long-term rate of return on plan assets............. 8.0%         6.0%         8.0%
    Compensation increases.............................. 6.0%         4.0%         4.5%

* - nine months

-----------------------------------------------------------------------------------

Amounts at January 31,                                           2002          2001

-----------------------------------------------------------------------------------
Reconciliation of funded status to prepaid pension cost:
    Funded Status - Plan assets in excess of
        projected benefit obligation......................$      (585)  $   133,372
    Unamortized prior service costs.......................         63            25
    Unrecognized actuarial gains..........................      2,555             0
                                                          -----------   -----------
    Prepaid pension costs included in other assets........$     2,033   $   133,397
                                                          ===========   ===========

Change in Projected Benefit Obligation:
    Projected benefit obligation, beginning of year.......$    42,828   $    65,811
    Service cost..........................................      1,183         2,658
    Interest cost.........................................        647         4,767
    Employee contributions................................          -          (433)
    Plan amendments.......................................          -         9,324
    Actuarial gain / (loss)...............................     (1,337)        2,475
    Benefits paid.........................................    (35,057)      (41,774)
                                                          -----------   -----------
    Projected benefit obligation, end of year.............$     8,264   $    42,828
                                                          ===========   ===========

Change in Plan Assets:
    Fair market value, beginning of year..................$   176,200   $   204,086
    Actual return on plan assets..........................       (543)       13,455
    Reversion to employer, before excise and income
        taxes totaling approximately $58,900..............   (100,002)            0
    Transfer to 401(k) plan...............................    (33,334)            0
    Employee contributions................................        415           433
    Benefits paid.........................................    (35,057)      (41,774)
                                                          -----------   -----------
    Fair market value, end of year........................$     7,679   $   176,200
                                                          ===========   ===========

Plan assets consist primarily of money market funds.

MULTI-EMPLOYER DEFINED BENEFIT PLAN
Certain of the Company's subsidiaries make contributions to a multi-employer defined benefit plan on behalf of their participating employees. The plan administrator estimates that if the Company were to withdraw from the plan, its potential liability for unfunded plan benefits would be approximately $4.0 million as of December 31, 2000, the date of the most recent actuarial valuation report.

8.  STOCK PLANS

The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. There was no expense recorded under these plans for fiscal 2001 or 2000 ($700 for the Transition Period). At January 31, 2002 there were 156,231 shares available to be granted under these plans to qualified employees.

Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At January 31, 2002, 223 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from May 2002 to June 2011 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

The Company uses the intrinsic value method in accounting for its stock option plans. Had compensation cost for the Company's stock options been recognized based upon the fair value on the grant date under the methodology prescribed by SFAS 123, Accounting for Stock-based Compensation, the Company's net earnings and earnings per share for fiscal 2001, 2000, and the Transition Period would have been impacted as follows:

-----------------------------------------------------------------------------------

Fiscal period (Note 1) ended,                   1/31/02       1/31/01       1/31/00

-----------------------------------------------------------------------------------
Reported net earnings.......................$    37,730   $    60,763   $    41,000
Pro forma net earnings......................$    35,575   $    58,876   $    39,250
Reported diluted earnings per share.........$      1.65   $      2.57   $      1.48
Pro forma diluted earnings per share........$      1.57   $      2.49   $      1.42

The fair value of options granted (which is recorded as expense over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

-----------------------------------------------------------------------------------

Fiscal period (Note 1) ended,                   1/31/02       1/31/01       1/31/00

-----------------------------------------------------------------------------------
Expected option life........................    5 YEARS       5 years       5 years

Risk-free interest rate.....................       4.9%          5.7%          5.6%
                                                TO 5.4%       to 6.2%       to 5.8%
Expected volatility of
    Kellwood stock..........................        37%           36%           36%
Expected dividend yield
 on Kellwood stock..........................       2.8%          3.9%          2.7%

The weighted-average grant date fair value of options granted was $7.03 to $7.30 for 2001, $4.69 to $5.05 for 2000, and $6.93 to $7.32 for the Transition Period. The pro forma effect on net earnings for 2001, 2000, and the Transition Period is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation related to grants made prior to 1996. Presented below is a summary of stock option plans' activity for the years and as of the dates shown:

------------------------------------------------------------------------------------------------------------

Fiscal period ended              1/31/02                       1/31/01                       1/31/00
                           ---------------------        ----------------------        ----------------------
                                         Average                       Average                       Average
                                        Exercise                      Exercise                      Exercise
                             Options       Price          Options        Price          Options        Price

------------------------------------------------------------------------------------------------------------
Beginning Balance........  2,851,957    $  21.68        2,379,692     $  22.63        1,982,132     $  22.34
   Granted...............    569,200    $  22.93          557,300     $  16.97          533,604     $  23.66
   Exercised.............   (257,926)   $  16.60          (47,285)    $  11.83         (107,834)    $   9.07
   Canceled..............    (66,030)   $  20.99          (37,750)    $  22.97          (28,210)    $  25.87
                           ---------                    ---------                     ---------
Ending Balance...........  3,097,201    $  22.35        2,851,957     $  21.68        2,379,692     $  22.63
                           ---------                    ---------                     ---------

Options outstanding and exercisable at January 31, 2002 include the following:

-----------------------------------------------------------------------------------

                            Options outstanding                Options exercisable
                    ----------------------------------        ---------------------
                     Weighted                 Weighted                     Weighted
                      Average                  Average                      Average
Range of            Remaining       Number    Exercise          Number     Exercise
Prices                   Life      (000's)       Price         (000's)        Price

-----------------------------------------------------------------------------------
$16.13 - 19.96      5.6 years        946.0    $  17.58           528.7    $   18.06
$20.31 - 27.44      6.4 years      1,788.4    $  22.81           919.8    $   22.33
$32.28 - 36.00      6.2 years        362.8    $  32.52           228.5    $   32.60
                                  --------                    --------
$12.29 - 36.00      6.2 years      3,097.2    $  22.35         1,677.0    $   22.39
                                  ========                    ========

9.  CAPITAL STOCK

The reported outstanding shares of common stock have been reduced by treasury stock totaling 8,945,457 shares at January 31, 2002 (8,905,379 shares at January 31, 2001 and 5,300,655 at January 31, 2000).

Authorized capital includes 500,000 shares of preferred stock, none of which have been issued.

Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of January 31, 2002.

In November 1999 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.8 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, from December 1999 to February 2000 the Company purchased 2.8 million shares at an average price of $17.35 per share, completing this authorization.

In March 2000 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately
2.5 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, during March 2000 the Company purchased 1.17 million shares at an average cost of $17.07 per share, and during the period August - October 2000 the Company purchased 1.32 million shares at an average cost of $17.14 per share, completing this authorization.

In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Purchases will be financed out of the Company's cash resources. As discussed in Note 6, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization.

10.  INCOME TAXES

The provision for income taxes consisted of:

-----------------------------------------------------------------------------------

Fiscal period (Note 1) ended,                   1/31/02       1/31/01       1/31/00

-----------------------------------------------------------------------------------
Current:
    Domestic:
        Federal.............................$    46,293   $    19,532   $    13,708
        State...............................      5,364         1,980         2,184
    Foreign.................................      2,885         1,883         1,378
                                            -----------   -----------   -----------
                                                 54,542        23,395        17,270
Deferred (primarily federal)................    (31,942)       14,805        10,330
                                            -----------   -----------   -----------
                                            $    22,600   $    38,200   $    27,600
                                            ===========   ===========   ===========

Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. A reconciliation of the federal statutory income tax rate to the effective tax rate (provision for taxes) was as follows:

-----------------------------------------------------------------------------------

Fiscal period (Note 1) ended,                  1/31/02       1/31/01        1/31/00

-----------------------------------------------------------------------------------
Statutory rate..............................     35.0%         35.0%          35.0%
Foreign tax differences.....................     (2.0)         (0.8)           1.3
Amortization of intangible assets...........      2.2           1.5            1.4
State tax...................................      1.7           2.6            3.2
Other.......................................      0.6           0.3           (0.7)
                                                 ----          ----           ----
                                                 37.5%         38.6%          40.2%
                                                 ====          ====           ====

Deferred income tax liabilities and assets consisted of the following:

----------------------------------------------------------------------------------------

As of                                                1/31/02       1/31/01       1/31/00

----------------------------------------------------------------------------------------
Employee related costs...........................$    (4,826)  $    33,376   $    26,837
Depreciation and amortization....................      5,724         2,324         6,828
Allowance for asset valuations...................    (14,374)      (12,648)      (18,391)
Other............................................     12,225         7,296        (1,357)
                                                 -----------   -----------   -----------
Net deferred income tax (assets) / liabilities...$    (1,251)  $    30,348   $    13,917
                                                 ===========   ===========   ===========

Included in:
    (Prepaid taxes and expenses).................$   (20,440)  $   (18,235)  $   (28,344)
    Deferred income taxes and other..............     19,189        48,583        42,261
                                                 -----------   -----------   -----------
Net deferred income tax (assets) / liabilities...$    (1,251)  $    30,348   $    13,917
                                                 ===========   ===========   ===========

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad. Undistributed foreign earnings considered to be indefinitely reinvested abroad totaled $37,000 through January 31, 2002.

11.  EARNINGS PER SHARE

A reconciliation of basic earnings per common share and diluted earnings per common share follows:

-----------------------------------------------------------------------------------

Fiscal Period (Note 1) Ended                       2002          2001         2000*

-----------------------------------------------------------------------------------
Numerator: Net earnings.....................$    37,730   $    60,763   $    41,000
Denominator (000's):
Average common shares outstanding...........     22,761        23,624        27,505
                                            -----------   -----------   -----------
BASIC EARNINGS PER SHARE....................$      1.66   $      2.57   $     1.49*
                                            ===========   ===========   ===========

Numerator: Net earnings.....................$    37,730   $    60,763   $    41,000
Impact of assumed conversions:
    debenture interest after-tax............          -             -            14
                                            -----------   -----------   -----------
                                            $    37,730   $    60,763   $    41,014
                                            -----------   -----------   -----------
Denominator (000's):
    Average common shares outstanding.......     22,761        23,624        27,505
    Impact of debenture conversions.........          -             -            43
    Impact of stock options.................        151            52           200
                                            -----------   -----------   -----------
                                                 22,912        23,676        27,748
                                            -----------   -----------   -----------
DILUTED EARNINGS PER SHARE..................$      1.65   $      2.57   $     1.48*
                                            ===========   ===========   ===========


* - Nine-month transition period (see Note 1).


12.  SIGNIFICANT CUSTOMERS

During fiscal 2001 one customer (J. C. Penney Company, Inc.) accounted for 11.2% of the Company's consolidated net sales (as compared to 12.0% in fiscal 2000 and 10.3% in the twelve month period ended January 31, 2000). Accounts receivable included $43,177 due from this customer at January 31, 2002.


13.  COMMITMENTS AND CONTINGENCIES

There are various lawsuits and other legal proceedings against the Company. Management and general counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company's financial position or results of operations.

14.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

----------------------------------------------------------------------------------

Quarter ended                            April        July     October     January

----------------------------------------------------------------------------------
FISCAL 2001:
   Net sales........................$  709,367  $  501,002  $  601,400  $  469,994
   Gross profit.....................   152,953     100,361     120,702      84,108
   Net earnings.....................    25,111*      1,833      13,931      (3,145)
   Basic earnings per share.........      1.11         .08         .61        (.14)
   Diluted earnings per share.......      1.10         .08         .61        (.14)

FISCAL 2000:
   Net sales........................$  649,440  $  469,283  $  703,140  $  540,310
   Gross profit.....................   141,464      96,986     145,111      97,579
   Net earnings.....................    29,004       6,638      26,730      (1,610)
   Basic earnings per share.........      1.17         .28        1.15        (.07)
   Diluted earnings per share.......      1.17         .28        1.15        (.07)


* - Other income in the quarter ended April 30, 2001 includes $3,419 (pretax) related to the change in accounting for certain inventories from the LIFO to the FIFO method. The change was effected in the first quarter of 2001 and was not considered material to require restatement of prior years' income statements.

15.  INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. Reflecting the change in the way the Company's business units are viewed and evaluated by management, effective in fiscal 2000, the Company changed the segments by which its results are reported. Segment information for prior periods has been restated. The Company's business units are aggregated into the following reportable segments:

    o WOMEN'S SPORTSWEAR designs, merchandises and sells women's sportswear sold through leading retailers in all channels of distribution. The product line includes blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants, and skorts. The business is primarily branded goods sold at the popular-to-moderate price points, but the segment does include some better-to-bridge lines -- upper price point women's sportswear sold principally to small specialty stores, regional department stores and catalog houses.

    o MEN'S SPORTSWEAR designs, manufactures and sells men's woven and knit shirts, pants, jeans and outerwear sold to leading department stores, catalog houses and national chains. The business is primarily private label but also includes a number of branded programs such as Slates(R) business casual shirts, sweaters and outerwear and Nautica(R) dress shirts and rainwear.

    o   OTHER SOFT GOODS includes intimate apparel and recreation products.

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment Operating Earnings includes substantially all of the segment's costs of production (on a FIFO basis), distribution and administration. Kellwood manages the following expenses at the corporate level. Accordingly, they are not allocated to the Segments:

    o Corporate general and administrative expenses,
    o Pension plan termination gain,
    o Amortization of intangible assets, and
    o Interest income and expense, and Income taxes.

Segment net assets measures net working capital, net fixed assets and other noncurrent assets and liabilities of the segment. Depreciation and amortization excludes amortization of intangible assets accounted for at the corporate level. Debt is not allocated to the segments. Capital expenditures exclude the cost of long lived assets included in acquisitions accounted for under purchase accounting.

-----------------------------------------------------------------------------------

Fiscal period (Note 1) ended in:              2002            2001            2000*

-----------------------------------------------------------------------------------
Net Sales:
    Women's Sportswear..............$    1,514,815  $    1,635,073   $    1,097,139
    Men's Sportswear................       347,822         362,458          289,221
    Other Soft Goods................       419,126         364,643          178,901
                                    --------------  --------------   --------------
    Kellwood total..................$    2,281,763  $    2,362,174   $    1,565,261
                                    ==============  ==============   ==============

Segment earnings:
    Women's Sportswear..............$       92,444  $      110,089   $       69,355
    Men's Sportswear................        29,590          36,481           28,496
    Other Soft Goods................        17,982          27,155           12,170
                                    --------------  --------------   --------------
    Total segments..................       140,016         173,725          110,021
Amortization of Intangible assets...        (9,383)         (8,279)          (4,865)
Interest expense....................       (34,823)        (32,622)         (22,654)
General corporate and other.........       (35,480)        (33,861)         (13,902)
                                    --------------  --------------   --------------
Earnings before income taxes........$       60,330  $       98,963   $       68,600
                                    ==============  ==============   ==============


Net Assets at end of year:
    Women's Sportswear..............$      458,637  $      625,521   $      509,449
    Men's Sportswear................       126,535         108,200           99,356
    Other Soft Goods................       156,253         179,787          130,939
    Corporate and Other.............        49,566          60,433           67,680
                                    --------------  --------------   --------------
    Kellwood total..................$      790,991  $      973,941   $      807,424
                                    ==============  ==============   ==============

Capital expenditures:
    Women's Sportswear..............$        3,930  $        6,498   $        5,083
    Men's Sportswear................         5,884           9,247            6,170
    Other Soft Goods................         1,158           1,896            2,273
    Corporate and Other.............         8,161          10,053            9,293
                                    --------------  --------------   --------------
    Kellwood total..................$       19,133  $       27,694   $       22,819
                                    ==============  ==============   ==============

Depreciation expense:
    Women's Sportswear..............$        8,075  $        7,858   $        5,923
    Men's Sportswear................         8,074           7,959            5,834
    Other Soft Goods................         2,287           2,470            1,824
    Corporate and Other.............         4,600             731              660
                                    --------------  --------------   --------------
    Kellwood total..................$       23,036  $       19,018   $       14,241
                                    ==============  ==============   ==============


*  - Nine Months

Substantially all sales are to U.S. customers. Sales and transfers between segments were not significant. Approximately 85% of the net assets of the Men's Sportswear segment are located in Asia.


                                       SUPPLEMENTAL SELECTED FINANCIAL DATA
                                   (Dollars in thousands except per share data)


------------------------------------------------------------------------------------------------------------------

As reported, fiscal periods ending in:   2002             2001              2000             1999             1998

------------------------------------------------------------------------------------------------------------------
Net sales........................$  2,281,763     $  2,362,174     $  1,565,261*     $  2,151,147     $  2,094,389

Net earnings.....................      37,730           60,763           41,000*          1,953**           50,134

Earnings per share:
    Basic........................        1.66             2.57             1.49*            .07**             1.92
    Diluted......................        1.65             2.57             1.48*            .07**             1.85

Cash dividends declared
    per share....................         .64              .64             .48 *              .64              .64

Working capital..................     539,828          544,639           576,120          465,535          454,625
Total assets.....................   1,044,424        1,265,725         1,097,853        1,054,212        1,103,890

Long-term debt...................     307,869          411,331           346,479          227,659          252,508
Total debt.......................     334,292          542,845           361,554          338,126          413,697

Shareowners' Equity..............     456,699          431,096           445,870          446,188          429,660
Equity per Share.................       19.94            19.00             17.04            16.09            16.32


* Nine Months.

** 1999 Net earnings and earnings per share are net of unusual charges for merger costs, facilities shut-down, and goodwill impairment totaling $62,338 pretax, $57,725 after-tax ($2.16 per basic share; $2.09 per diluted share).


All data have been adjusted to reflect the 1999 merger with Koret, Inc., which was accounted for as a pooling of interests.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                 (Dollars in millions except per share data)


FINANCIAL REVIEW

The following discussion is a summary of the key factors management considers necessary in reviewing the Company's results of operations, liquidity, capital resources and operating segment results. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

RESULTS OF OPERATIONS

OVERVIEW

Sales for the year ended January 31, 2002 were $2,282, down $80 or 3% from $2,362 in the prior year. Net earnings were $38 or $1.65 per diluted share for the year down from $61 or $2.57 per diluted share reported in the prior year.

NET SALES, OPERATING EARNINGS, AND EARNINGS BEFORE UNUSUAL ITEMS FISCAL 2001 VS. 2000 Summarized comparative financial data for fiscal 2001 and 2000 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

                                    Fiscal year,     % change          % of Sales
                                -------------------                ------------------
                                    2001       2000     00-01         2001       2000
                                --------   --------  --------      -------    -------
   Net Sales....................$  2,282   $  2,362     -3.4%       100.0%     100.0%
   Cost of products sold........   1,824      1,881     -3.1%        79.9%      79.6%
   S, G & A.....................     355        353      0.5%        15.5%      14.9%
                                --------   --------  --------      -------    -------
   Operating earnings...........     103        128    -19.4%         4.5%       5.4%
   Pension (income) and
       Pension termination (gain)      -        (13)      nmf           -       -0.6%
   Amortization of intangibles..       9          8     13.3%          .4%        .4%
   Interest expense.............      35         33      6.7%         1.5%       1.4%
   Interest income & other......      (1)         2       nmf         -.1%        .1%
                                --------   --------
   Earnings before tax..........      60         99    -39.0%
   Income Taxes.................      23         38
                                --------   --------
   Net Earnings.................$     38   $     61
                                ========   ========
   Income Tax rate..............   37.5%      38.6%
                                --------   --------

SALES decreased 3% in fiscal 2001, reflecting broad based weakness in the apparel industry in the second half of the year as consumer demand weakened in the aftermath of September 11th. Acquisitions made during fiscal 2000 accounted for approximately $114 of growth, partially offsetting the decline in sales.

COST OF PRODUCTS SOLD decreased 3.1% to $1,824 from $1,881 in the prior year in line with the decreased level of sales. Cost of products sold as a percentage of sales increased to 79.9% in fiscal 2001 compared to the prior year level of 79.6%. The increase in the cost of goods sold as a percentage of sales was primarily due to having to provide markdown allowances and lower prices to retailers.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (S,G&A) increased $2 or .5% to $355 in fiscal 2001 compared to $353 in the prior year. S,G&A includes the impact of recent acquisitions as well as amortization of the Integrated Business System beginning in the current year. These impacts were offset by a number of cost control programs the Company is pursuing.

OPERATING EARNINGS (defined as net sales less cost of products sold and S,G&A) decreased $25 to 4.5% of sales in fiscal 2001 from 5.4% in the prior year primarily as a result of the decrease in sales as discussed above.

PENSION TERMINATION GAIN of $6 ($4.0 after-tax) in fiscal 2000 resulted from the termination of the Kellwood Company defined benefit pension plan discussed under FINANCIAL CONDITION below. Also as a result of this plan termination, pension income, which benefited reported results in fiscal 2000 and prior did not recur in 2001 and will not recur thereafter.

AMORTIZATION of intangible assets for the year increased to $9.4 from $8.3 in the prior year as a result of the amortization of goodwill and intangible assets for the full year in 2001 on acquisitions completed in fiscal 2000.

INTEREST EXPENSE increased $2 primarily because the prior year's expense was favorably impacted by a $3 reduction of interest expense from the recognition of the option premium on the swap entered into in January 2000.

INTEREST INCOME AND OTHER, NET was a net income item in fiscal 2001 of $1.2 compared to a net expense of $1.5 in the prior year. Other income in 2001 included $3.4 (pretax) related to the change in accounting for certain inventories from the LIFO to the FIFO method. The change was effected in the first quarter of 2001 and was not considered material to require restatement of prior years' income statements.

THE EFFECTIVE TAX RATE decreased 1.1% to 37.5% in fiscal 2001 compared to 38.6% in the prior year as a result of income tax planning measures that resulted in a lower income tax rate on funds repatriated from the Company's Smart Shirts subsidiary in Asia.

NET EARNINGS AND EPS. Net earnings for 2001 included a $2.1 after-tax ($.09 per diluted share) gain from the change from LIFO to FIFO as discussed in Interest Income and Other above. Net earnings for the prior year included pension non-cash income and gains totaling $8.5 after-tax ($.36 per diluted share). Net earnings for the year after adjusting both years for these items were down $16.7 or 32% ($.66 per diluted share), due principally to lower sales.

FISCAL 2000 VS. PRIOR YEAR
Summarized comparative financial data for fiscal 2000 and the comparable period in the prior year, are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

                                    Fiscal year,     % change          % of Sales
                                -------------------                ------------------
                                    2000       1999     99-00         2000       1999
                                --------   --------  --------      -------    -------
   Net Sales....................$  2,362   $  2,194      7.7%       100.0%     100.0%
   Cost of products sold........   1,881      1,723      9.2%        79.6%      78.5%
   S, G & A.....................     353        328      7.6%        14.9%      15.0%
                                --------   --------  --------      -------    -------
   Operating earnings...........     128        143    -10.4%         5.4%       6.5%
   Pension termination (gain)...     (13)        (6)      nmf        -0.6%      -0.3%
   Amortization of intangibles..       8          9     -8.7%          .4%        .4%
   Interest expense.............      33         31      6.2%         1.4%       1.4%
   Interest income & other......       2         (3)      nmf          .1%       -.1%
   Koret merger costs...........       -          5
   Facilities shut-down.........       -          7
   Goodwill impairment..........       -         49
                                --------   --------
   Earnings before tax..........      99         51*
   Income Taxes.................      38         41
                                --------   --------
   Net Earnings.................$     61   $     10*
                                ========   ========
   Income Tax rate..............     39%        80%
                                --------   --------


   *- Earnings before income taxes and Net earnings were $112 and $67, respectively, excluding the impact of the unusual items (Merger costs, Facilities shut-down, and Goodwill impairment).

SALES increased 8% in fiscal 2000 benefiting from:

    o A full year of sales from Biflex International, a maker of private label bras and intimate apparel acquired in January 2000,

    o Four acquisitions completed during fiscal 2000 (Dorby Frocks, Ltd., Romance du Jour, Academy Broadway, and Group B Clothing Company which markets the Democracy brand), and

    o Continued growth in the men's shirt business through private label programs.

These gains were partially offset by a $30 drop in volume from the two updated branded divisions within the Women's Sportswear segment which were closed during the quarter and were repositioned within other operating units of the Company.

COST OF PRODUCTS SOLD increased 9.2% to $1,881 from $1,723 in the prior year. Cost of products sold as a percentage of sales increased to 79.6% in fiscal 2000 compared to the prior year level of 78.5%. The increase in the cost of goods sold as a percentage of sales was primarily due to:

    o The costs incurred to reposition the two Women's Sportswear branded divisions mentioned above,
    o Purchase accounting charges during the first year after completion of the five acquisitions mentioned above,
    o Additional inventory reserves established to facilitate the liquidation of certain inventory of repositioned divisions and inventories being manufactured for Montgomery Wards as a consequence of their bankruptcy filing, and
    o   Additional markdowns required due to the soft retail environment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (S,G&A) increased $25 or 7.6% to $353 in fiscal 2000 compared to $328 in the prior year (excluding the impact of pension income in both years). This increase was generally in line with the increase in sales. As with the increase in sales, the majority of the increase in S,G&A expenses was the result of the acquisitions discussed above. Additionally, higher divisional S,G&A to support internal sales growth and an increase in investment spending to launch new brands and products and improve information systems was partially offset by overhead savings from the consolidation of certain divisions and operations.

OPERATING EARNINGS (defined as net sales less cost of products sold and S,G&A) decreased $15 to 5.4% of sales in fiscal 2000 from 6.5% in the prior year primarily as a result of the increase in the Cost of products sold as discussed above.

PENSION TERMINATION GAIN of $6 ($4.0 after-tax) resulted from the termination of the Kellwood Company defined benefit pension plan discussed under FINANCIAL CONDITION below. In addition to this gain on the termination of the plan, the Company recorded pension income from the terminated plan under FAS 87 of $7.3 in 2000 and $5.6 in the prior year.

AMORTIZATION of intangible assets for the year decreased as a result of the provision for goodwill impairment recorded in the April 1999 quarter. This decrease was substantially offset by amortization of goodwill on new acquisitions.

INTEREST EXPENSE increased $1.9 as a result of the net impact of:
    o $5 higher interest expense associated with increased debt levels resulting from the repurchase of $91 of the Company's outstanding shares, and
    o $3 higher interest expense resulting from the fiscal 2000 acquisitions, partially offset by
    o $3 lower interest expense as a result of reduced levels of short-term debt during the year due to normal cash flow from operations, and
    o a $3 reduction of interest expense from the recognition of the option premium on the swap entered into in January 2000.

INTEREST INCOME AND OTHER, NET was a net expense of $1.5 in fiscal 2000 compared with income of $3.2 in the comparable period in the prior year. The prior year amount included a higher level of interest income earned as a result of higher cash balances during the year as well as $2 of income from unusual nonrecurring financial items including a gain on the sale of a building.

THE EFFECTIVE TAX RATE for the year ended January 31, 2000 of 80% was a consequence primarily of the non-deductible Goodwill impairment charge of $48.9 and non-deductible Koret merger costs of $2.4. Excluding unusual items, the Company's effective tax rate was 38.6% in fiscal 2000 and 40.6% in the comparable period in the prior year. This 2.0% drop in the effective tax rate resulted from the decreased amortization of goodwill and from certain business initiatives which had the effect of reducing the Company's effective state income tax rate.

SHARES OUTSTANDING AND EPS. From December 1999 through October 2000, the Company repurchased 5.3 million shares of Kellwood Company common stock. As a result, there were only 23.7 million weighted average diluted shares outstanding in fiscal 2000 compared with 27.8 million shares in the comparable period in the prior year.

SEGMENT RESULTS
The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. The Company's business units are aggregated into the following reportable segments:
    o   Women's Sportswear,
    o   Men's Sportswear, and
    o Other Soft Goods, which includes intimate apparel and recreation products.

Sales and Operating Earnings by Segment for fiscal 2001, 2000 and the twelve months ended January 31, 2000 were as follows:

                                         Fiscal year                   % change
                                -----------------------------     ------------------
   Net sales                        2001       2000      1999       00-01      99-00
   ---------                    --------   --------  --------     -------    -------
   Women's Sportswear...........$  1,515   $  1,635  $  1,593       (7.4%)      2.7%
   Men's Sportswear.............     348        362       328       (4.0%)     10.5%
   Other Soft Goods.............     419        365       273       14.9%      33.6%
                                --------   --------  --------     -------    -------
   Kellwood total...............$  2,282   $  2,362  $  2,194       (3.4%)      7.7%
                                ========   ========  ========     =======    =======

   Segment earnings
   ----------------
   Women's Sportswear...........$   92.4   $  110.1  $  121.9      (16.0%)     (9.7%)
   Men's Sportswear.............    29.6       36.5      30.1      (18.9%)     21.2%
   Other Soft Goods.............    18.0       27.2      24.1      (33.8%)     12.9%
                                --------   --------  --------     -------    -------
   Total segment earnings.......$  140.0   $  173.7  $  176.1      (19.4%)     (1.3%)
                                ========   ========  ========     =======    =======

   Segment earnings margins
   ------------------------
   Women's Sportswear...........    6.1%       6.7%      7.7%
   Men's Sportswear.............    8.5%      10.1%      9.2%
   Other Soft Goods.............    4.3%       7.4%      8.8%
                                --------   --------  --------
   Total segment earnings.......    6.1%       7.4%      8.0%
                                ========   ========  ========

WOMEN'S SPORTSWEAR Sales of Women's Sportswear decreased $120 (7%) in fiscal 2001 to $1,515. Recent acquisitions contributed a combined $91 of growth. Excluding acquisitions, sales were actually down $211 or 13.2% principally due to the extreme softness in the retail environment accentuated by the economic effects of the September 11 terrorist attack.
    o The Company's core brands (Sag Harbor(R), Koret(R) and Kathie Lee(R) sportswear and dresses), which collectively represent approximately 60% of Women's Sportswear volume, were down 7% or $65 for 2001 after being up $36 in the first half.
    o Last year Kellwood took action to reposition four brands (Ivy(R), Melrose(R), BICE(R) and Sag Harbor(R) Sport). Collectively, these brands were down $71 in 2001.
    o Finally, other Women's Sportswear brands and private label programs were down $75, primarily as a result of soft demand at retail.

Segment earnings (defined as net sales less cost of products sold and selling, general and administrative expenses) decreased $17.7 for the year to 6.1% of sales compared to 6.7% of sales in the prior year. The drop in margin was principally due to having to provide higher markdown allowances to the retailers and liquidating excess inventory.

Sales of Women's Sportswear increased $42 (3%) in fiscal 2000 to $1,635, with essentially all of the net increase resulting from acquisitions (Dorby Frocks and Democracy). Several of the Company's Women's Sportswear brands generated organic growth in the low single digit range from the core and more traditionally styled brands. These gains were offset by approximately a $30 drop in volume from two of this segment's updated branded divisions, which were closed during the fourth quarter, and repositioned within other Kellwood business units. Segment earnings decreased $11 for the year to 6.7% of sales compared to 7.7% of sales in the prior year. This decline was a consequence of the costs incurred to reposition the updated branded divisions and as a result of a higher level of markdowns that was required compared to the prior year due to the soft retail environment.

MEN'S SPORTSWEAR. Sales of Men's Sportswear were down $14 or 4% to $348 in 2001. The Smart Shirts private label shirt business continues to perform well despite market conditions with sales up 3% for the year. This improvement was offset by the loss of certain pants and jeans business as the Company's manufacturing facilities for these products are shifted to Mexico. In order to become more competitive, in fiscal 2000 Kellwood closed its remaining domestic sewing facilities. The Company has started up a new plant in Mexico which began shipping product in October. As a result, sales of private label pants and jeans were below the level shipped last year.

Segment earnings decreased $7 or 18.9% from the prior year; segment margins decreased 1.6% to 8.5% of sales. Provisions for inventory liquidation and customer requirements for markdowns and margin pressures have depressed margins in the Men's Special Markets division.

The Men's Sportswear segment enjoyed an exceptionally strong fiscal 2000, with sales increasing $34 or 10.5% to $362. This growth was driven by the Smart Shirts business which is a leading private label manufacturer of better priced woven shirts sold to the leading department stores and catalog houses. The fiscal 2000 growth came as a result of capturing additional market share by taking programs from three major competitors and as a result of the increased distribution of the new Slates(R) line of men's casual business sportswear and dress shirts. Growth was also driven by the newly expanded knit shirt capacity in the Maldives and by an increase in sales of men's pants made in Sri Lanka. The shirt business is also benefiting from pipeline filling as the retailers change their product mix to include a more broad range of new colors and upgraded fabrications.

Segment earnings, fueled by the sales increase, increased $6.5 or 21% to 10.1% of sales in fiscal 2000 from 9.2% of sales in the prior year. The increase in the operating earnings margin was driven by increased capacity in China, Sri Lanka and the Maldives as well as expansion of the Company's network of contractors in low cost areas. More efficient operation as facilities are operating closer to capacity also improved gross margins.

OTHER SOFT GOODS This segment reported a $54 or 14.9% increase in sales for fiscal 2001 due principally to growth in the first half of the year resulting from the launching of two new brands of camping products and growth from new Intimate Apparel private label programs. Segment earnings declined $9.2 to 4.3% of sales from 7.4% of sales in the prior year because the sales growth was in programs carrying lower than average margins, and provisions were required to cover the liquidation of certain inventories.

In fiscal 2000, sales of Other Soft Goods increased $92 or 34% to $365. Acquisitions (Biflex International, Academy Broadway and Romance du Jour) provided $67 or 72% of the year-to-year increase in sales. The remaining organic growth of approximately 9% was due primarily to new product introductions. Operating earnings increased $3 or 13% as a result of the increase in sales but declined as a percentage of sales from 8.8% in the prior year to 7.4% in fiscal 2000 as a result of product mix changes within the segment.

NEW ACCOUNTING PRONOUNCEMENTS

FAS 141 & 142 In July 2001 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the new Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002 the Company will perform the required impairment tests of goodwill and indefinite-lived intangible assets as recorded on February 1, 2002. The Company has not yet determined what the effect of these tests will be, if any, on its earnings and financial position. Any impairment resulting from the initial application of the Statements will be recorded as a cumulative effect of accounting change as of February 1, 2002.

Had FAS 142 been effective for 2001, application of the nonamortization provisions of the Statement would have increased the Company's reported diluted earnings per share by approximately $.25 for that year.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates and assumptions and the differences may be material. Some of the more intricate areas of the Company's accounting - areas requiring the exercise of significant judgment in the preparation of the financial statements - include the following.

ACCOUNTS RECEIVABLE - RESERVES FOR CHARGEBACKS, ALLOWANCES
Accounts receivable are recorded net of allowances for bad debts as well as expected future chargebacks from customers. It is the nature of our industry that the Company faces great pressure from customers to provide allowances to compensate for customer margin shortfalls. This pressure can take the form of the customers requiring the Company to provide price concessions on prior shipments to support customers' markdown activities as a prerequisite for getting future orders. Pressure for these concessions is largely determined by the performance of our products at retail (to the extent our customer has more of our goods on hand at the end of the season, there will be greater pressure on us to grant markdown concessions). Our accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and our estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables.

INVENTORY VALUATION ALLOWANCES
Inventories are recorded at cost. Allowances are provided to reduce inventory values to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. The Company's inventories can be classified into two types: replenishment and non-replenishment. Replenishment items are those basics (bras, dress shirts, etc.) that are not seasonal or dependent on fashion trends; the same products are sold by retailers 12 months a year. Retailers generally replenish their stocks of these items as they are sold. Only a relatively small portion of the Company's business involves replenishment items.

The majority of the Company's business consists of items that are highly tied to a season or fashion look. These non-replenishment items, though physically intact, are economically "perishable". The value of a rack full of seasonal merchandise might be sufficient for us to generate a profit over its cost at the beginning of its season, but by the end of the season a few months later the same inventory might be salable for less than cost. The value may rise again the following year when the season in which the goods sell approaches - or it may not, depending on the level of prior year merchandise on the market.

While some "prior year" merchandise is sold by the Company through its own outlet stores, the majority of out-of-season inventories must be sold to discounters and other customers who serve a customer base that will purchase prior year fashions. The amount, if any, that these customers will pay for prior year fashions is determined by the desirability of the inventory itself as well as the general level of prior year goods available to these customers. The assessment of inventory value as a result is highly subjective and requires an assessment of the seasonality of the inventory, its future desirability, and future price levels in the "off-price" sector.

MARKET VALUE ASSESSMENTS OF GOODWILL AND INTANGIBLE ASSETS - TIMING AND AMOUNT OF FUTURE IMPAIRMENT CHARGES
Before the implementation of FAS 142, the values of goodwill and intangible assets were written off over the period expected to be benefited through regular amortization charges. Under FAS 142, goodwill will no longer be written off through periodic charges to the income statement over the defined period. Future goodwill impairment charges will be required as and when the value of the acquired business becomes less than its book value. The determination of the value of the businesses will necessarily be highly subjective, as it is determined largely by projections of future profitability and cash flows.

FINANCIAL CONDITION

Cash flow from operations is the Company's primary source of liquidity. Kellwood uses financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility. Management monitors leverage through its debt-to-capital ratio. Working capital management is monitored primarily by analysis of the Company's investment in accounts receivable and inventories.

LEVERAGE As a result of the steps the Company has taken to reduce inventory and total debt, Kellwood's debt-to-capital ratio declined to 42.3% at January 31, 2002 compared to 55.7% at January 31, 2001.

WORKING CAPITAL The Company's working capital requirement for inventories and receivables is influenced primarily by sales patterns, which are highly seasonal. Inventory levels are highly dependent upon forecasted sales, and receivables are a result of the timing of recent months' sales and customer payment terms.

The current ratio increased to 3.2 to 1 at January 31, 2002 compared to 2.5 to 1 at January 31, 2001 and 3.3 to 1 at January 31, 2000 as a result of the decrease in current notes payable related to the decreased investment in inventories at January 31, 2002.

Accounts receivable decreased $46 (13%) at January 31, 2002 compared to the prior year as a result of decreased sales volumes in the fourth quarter. Days sales in accounts receivable at January 31, 2002 increased to 59 days, compared to 57 days at January 31, 2001.

Inventory levels decreased $140 (28%) to $363 at January 31, 2002 compared to $503 at January 31, 2001 as a result of more aggressive management of production commitments and inventory levels in response to market conditions. Overall, the Company now has approximately 74 days supply in inventory, which is in line with the Company's target of 78-80 days for this time in the business cycle.

INVESTING ACTIVITIES Capital spending was $19 for fiscal 2001, $28 in 2000, and $23 for the nine-month Transition Period. As the Company has completed its program of warehouse construction and development of the Integrated Business System (IBS), capital spending for the coming year is planned to be in the $20 range. Approximately half of this spending is planned for information technology projects.

FISCAL 2000 During fiscal 2000 the Company completed four acquisitions: Dorby Frocks, Ltd., Romance du Jour, Academy Broadway, and Group B Clothing Company, including goodwill and other intangible assets of $61.0. The total purchase price included cash payments of $112.6 and the assumption of certain liabilities totaling $23.6. These transactions were accounted for using purchase accounting.

TRANSITION PERIOD On January 4, 2000 the Company purchased Biflex International, Inc. (Biflex), including goodwill and other intangible assets of $14.4. The purchase price included a cash payment of $29.0 and the assumption of certain liabilities totaling $9.7. The transaction was accounted for as a purchase.

FINANCING ACTIVITIES Long-term financings are arranged as necessary to meet the Company's anticipated capital requirements, with the timing, principal amount and terms depending on the prevailing securities markets generally and the market for the Company's debt in particular.

In July 1999 the Company completed a 10-year public debt offering totaling $150. These debentures carry a 7.875% coupon rate. They received investment grade ratings from Moody's and S&P of Baa3/BBB.

In December 2001 Standard & Poor's lowered its ratings on the Company's long-term debt securities to "BBB-". In March 2002 Moody's Investors Service lowered its rating on the Company's long-term debt securities to "Ba1". Management does not expect these rating changes to have a significant impact on the Company's ability to meet its needs for funding of operations or future acquisitions.

In January 2000 the Company entered into an interest rate swap agreement with a bank to convert the interest rate on $150 of 7.875% debentures from fixed to variable. In connection with this transaction, the Company also entered into an option agreement, which entitled the bank to cancel this interest rate swap agreement on January 15, 2001. As consideration for these agreements the Company received a payment of $3.3 which was recorded as a deferred option premium at January 31, 2000. The cancellation option was exercised by the bank, and the swap was cancelled in January 2001. These agreements were marked to market during fiscal 2000 and thereby reduced interest expense for fiscal 2000 by $3.3.

The Company maintains informal, uncommitted lines of credit with several banks, which totaled $95 at January 31, 2001. There were no outstanding borrowings under these uncommitted lines at January 31, 2002.

Kellwood maintains a three-year $350 committed bank credit facility to ensure the liquidity necessary to support planned internal growth as well as to provide the capacity for additional acquisitions. At January 31, 2002 outstanding loans and letters of credit under this agreement were $0 and $69, respectively. Management believes that the combined operating, cash and equity position of the Company will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

DISCLOSURES CONCERNING "OFF-BALANCE SHEET" ARRANGEMENTS A Singaporean shirt manufacturing joint venture 50% owned by the Company has a $5.3 credit facility. The Company has guaranteed one half of the amount of any borrowing under this facility not otherwise paid when due by the joint venture. $.4 was outstanding under this facility at January 31, 2002.

PENSION PLAN TERMINATION During fiscal 2000 the Company terminated the Kellwood Company Pension Plan. The terminated pension plan generated substantially all of the Net pension (credit), Prepaid pension cost, Projected benefit obligation, and Fair market value of plan assets for fiscal 2000 and the Transition Period as set forth in Note 7 of the Consolidated Financial Statements. In connection with this termination, the Company amended the plan to freeze benefits under the plan effective August 31, 2000 and to fully vest all current participants. The Plan purchased annuity contracts to fund the benefits of all current retirees and terminated vested participants; and the Plan purchased annuities for or made distributions to all current participants, as directed by the participants. The Company obtained approval from the Internal Revenue Service of the tax aspects of the plan termination.

As a result of this termination, the Company recognized a gain of approximately $4 (net of income and excise taxes) in the quarter ended January 31, 2001. The Company received approximately $41 in excess cash from the plan (after payment of related excise and income taxes) in April 2001. Additionally, the Company pre-funded approximately $33 of 401(k) plan company match contributions for its participating employees from Plan assets.

Concurrent with the plan termination, the Company increased its 401(k) "company match" effective September 1, 2000 from 3% of covered compensation to 4% of covered compensation for participants in its 401(k) plan.

For periods subsequent to fiscal 2000, the Company:
    o will no longer report a significant prepaid pension cost on its balance sheet,
    o will no longer record pension income - the "Net pension (credit)", and
    o will have an increased cost to fund the "company match" of its 401(k) plan costs resulting from the increase to 4% in the company matching percentage. But for the following approximately seven years the total cost of the "company match" is expected to be funded on a cash basis by the approximately $33 of pre-funding transferred from the pension plan. Over approximately the next seven years, as the pre-funding is allocated to participants' accounts, the prepaid 401(k) asset will be reduced.

SHARE REPURCHASES In November 1999 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.8 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, from December 1999 to February 2000 the Company purchased 2.8 million shares at an average price of $17.35 per share, completing this authorization.

In March 2000 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately
2.5 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, during March 2000 the Company purchased 1.17 million shares at an average cost of $17.07 per share, and during the period August 11 - October 24, 2000 the Company purchased 1.32 million shares at an average cost of $17.14 per share, completing this authorization.

On September 8, 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Purchases, if any, will be financed out of the Company's cash resources. As discussed in Note 6, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization.

MARKET RISK SENSITIVITY AND INFLATION RISKS

FOREIGN CURRENCY RISK The Company does not believe that it has significant foreign currency transactional exposures. The impact of a ten percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which the Company does have transactional exposures would be immaterial.

INTEREST RATE RISK Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At January 31, 2002, the Company's debt portfolio was composed of approximately 2% variable-rate debt and 98% fixed-rate debt. Kellwood's strategy regarding management of its exposure to interest rate fluctuations did not change significantly during fiscal 2001. Management does not expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed the coming year.

Various financial instruments issued by the Company are sensitive to changes in interest rates. Market interest rate changes would result in increases or decreases in the market value of the Company's fixed-rate debt. With respect to the Company's fixed-rate debt outstanding at January 31, 2002, a 10% increase in interest rates would have resulted in approximately a $16 decrease in the market value of Kellwood's fixed-rate debt; a 10% decrease in interest rates would have resulted in approximately an $15 increase in the market value of Kellwood's fixed-rate debt. With respect to the Company's variable-rate debt, a 10% change in interest rates would have had an immaterial impact on the Company's interest expense for fiscal 2001.

COMMODITY PRICE RISK Kellwood is subject to commodity price risk arising from price fluctuations in the market prices of sourced garments or the various raw materials that comprise its manufactured products (synthetic fabrics, woolens, denim, cotton, etc.). The Company is subject to commodity price risk to the extent that any fluctuations in the market prices of its purchased garments and raw materials are not reflected by adjustments in selling prices of its products or if such adjustments significantly trail changes in these costs. Kellwood does not use derivative instruments in the management of these risks.

INFLATION RISK Kellwood's inflation risks are managed by each business unit through selective price increases when possible, productivity improvements, and cost-containment measures. Management does not believe that inflation risk is material to the Company's business or its consolidated financial position, results of operations or cash flows.

OUTLOOK AS OF APRIL 13, 2002

Current press releases and other information about the Company are available at the Company's website (www.kellwood.com) during the year.

Kellwood's financial plan for 2002 calls for sales just under $2,100, down approximately $230 or 9%-10% with all of the year-to-year erosion occurring in the first half of the year. Management expects sales to be approximately $1,000 in the first half of fiscal 2002 versus $1,200 in the first half of last year. Sales in the second half of 2002 are expected to be essentially flat with last year. The Company believes that because of the prevailing economic uncertainty, it is too early to predict the season in which the consumers will return to previous levels of apparel spending. Accordingly, the Company will conservatively manage and plan its business.

Kellwood has taken aggressive action to adjust its business model in response to the difficult economic and business environment the Company is in and expects to be in for the foreseeable future. As a result of actions put in place in 2001 and continued focus on inventory, cost control and conservative spending plans, management anticipates that earnings before interest, taxes and amortization will be equal to that achieved in 2001 even though sales are planned down $200. Management is forecasting lower interest expense, a 2 percentage point reduction in the Company's effective tax rate, and a $7 before tax reduction in amortization of intangible assets which will increase after tax earnings by approximately $0.25 per share. The reduction in amortization expense is due to the adoption of FAS 142, a new accounting standard that suspends the amortization of goodwill and certain intangible assets. Net earnings and earnings per share in fiscal 2002, before consideration of a potential special charge, are expected to be in the range of $42-$44, or $1.80 - $1.90 per share, versus $37.7, or $1.65 per share, reported in fiscal 2001 on a diluted basis.

The global market for piece goods and apparel production has changed significantly in favor of sourcing piece goods and finished product out of the Far East. At the same time, the downturn in the economy and consumer confidence has resulted in a prolonged period of weak consumer and retail demand which in turn has resulted in some excess capacity in the Company's warehousing and distribution network. As a result, management is analyzing the Company's sourcing and distribution infrastructure along with other structural issues and will be considering actions to align it to reflect the new business environment. As a result of this study, the Company expects to implement restructuring actions which will impact fiscal 2002 earnings by as much as $15 before tax ($9.4 after tax), or $0.40 per share.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" within the meaning of the Securities Act of 1933, the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the Company's expectations or beliefs concerning future events and are based on various assumptions and subject to a wide variety of risks and uncertainties. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, it cannot and does not give any assurance that such expectations will prove to be correct.

The Company's forward-looking statements are based on certain assumptions, and the Company's operations are subject to various risks and uncertainties. Any one of these factors or any combination of these factors could materially affect the results of the Company's operations and cause actual results to differ materially from the Company's expectations. These factors include but are not limited to:

    o changes in the retail environment. With the growing trend towards retail trade consolidation, the Company is increasingly dependent upon key retailers whose bargaining strength and share of the Company's business is growing. Accordingly, the Company faces greater pressure from these customers to provide more favorable trade terms. The Company can be negatively affected by changes in the policies or negotiating positions of its customers. The inability of the Company to develop satisfactory programs and systems to satisfy these customers could adversely affect operating results in any reporting period.

    o changes in the relative performance of the Company's business units that could have an adverse impact on the business unit's forecasted cash flows, resulting in goodwill impairment charges.

    o changes in trends in the market segments in which the Company competes;

    o the performance of the Company's products within the prevailing retail environment;

    o customer acceptance of both new designs and newly introduced product lines;

    o   actions of competitors that may impact the Company's business;

    o   financial difficulties encountered by customers or suppliers;

    o   the impact of economic changes such as:
        o   the overall level of consumer spending for apparel,
        o   national and regional economic conditions,
        o   inflation or deflation,
        o   currency exchange fluctuations, and
        o   changes in interest rates and other capital market conditions;

    o stable governments and business conditions in the nations where the Company's products are manufactured;

    o   the scope, nature or impact of acquisition activity; and

    o changes in the Company's plans, strategies, objectives, expectations and intentions that may happen at any time at the discretion of the Company.

The reader is also directed to the Company's periodic filings with the Securities and Exchange Commission for additional factors that may impact the Company's results of operations and financial condition.

The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate" and similar expressions may identify forward-looking statements. Additionally, all statements other than statements of historical facts included in this Annual Report including without limitation, the statements under "Financial Review" and "Outlook", are also forward-looking statements.

Forward-looking statements are not guarantees, as actual results could differ materially from those expressed or implied in forward-looking statements. The Company specifically disclaims any obligation to publicly update, modify, retract or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained herein, the entire contents of the Company's website, and all subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

----------------------------------------------------------------------------

              Kellwood Company Directory of Business Segments

----------------------------------------------------------------------------


WOMEN'S SPORTSWEAR

KELLWOOD WOMENSWEAR
120 West 45th, 27th Floor
New York, NY 10036
212-354-5700
212-575-7459 Fax

PRESIDENT: Stephen L. Ruzow

DORBY
463 Seventh Avenue
New York, NY 10018
212-695-6211
212-279-7318 Fax

CHIEF EXECUTIVE OFFICER:
Richard Golden
PRESIDENT AND CHIEF OPERATING
OFFICER: Stanley Schwartz
PRESIDENT MISS/LADY DORBY:
Kathy Kulik

KEY BRANDS: Miss Dorby(TM),
Lady Dorby(TM), DBY(TM)
PRODUCT: Dresses and career apparel.


HALMODE APPAREL, INC.
1400 Broadway, 11th floor
New York, NY 10018
212-564-7800
212-398-6462 Fax

PRESIDENT AND CHIEF EXECUTIVE
OFFICER: Jay Diamond

KEY BRANDS: Kathie Lee(R)(1), Koret(R),
Lifestyle Dresses, Plaza South(TM),
M.H.M.(R), Sag Harbor(R) Dresses,
Sag Harbor(R) Suits
PRODUCT: Knit and woven
dresses, and suits.


JAX
611 Alexander Street
Vancouver, BC CANADA V6A 1E1
604-251-8600
604-251-8602 Fax

1412 Broadway, Suite 1106
New York, NY 10018
212-768-2620
212-768-2625 Fax

PRESIDENT: Mustafa Khan

KEY BRANDS: Jax(R), Jax Country(R), Jax(R)
Essentials, Studio Jax(R), Softwear@Jax
PRODUCT: Sportswear.


KELLWOOD NEW ENGLAND
300 Manley Street
Brockton, MA 02303
508-588-7200
508-583-1702 Fax

PRESIDENT: Jeffrey Aschkenes

KEY BRANDS: David Brooks(R), Burns(R), Bill
Burns Signature(R)(2), EMME(R)(3), Northern
Isles(R)
PRODUCT: Sweaters, knitwear
and sportswear.


KELLWOOD WESTERN REGION
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4122
626-934-4128 Fax

CHAIRMAN: Arthur K. Gordon

  DAVID DART DESIGN GROUP
  13083 East Temple Avenue
  City of Industry, CA 91746
  626-934-4133
  626-934-4134 Fax

  PRESIDENT: David Dartnell

  KEY BRANDS: David Dart(R)
  PRODUCT: Sportswear, knitwear,
  sweaters, and dresses.


  DEMOCRACY
  13085 East Temple Avenue
  City of Industry, CA 91746
  626-934-4100
  626-934-5007 Fax

  PRESIDENT: Martin Brander

  KEYBRANDS: Democracy(R)
  PRODUCT: Sportswear,
  knitwear and dresses.


  E*N*C
  13071 East Temple Avenue
  City of Industry, CA 91746
  626-934-4111
  626-934-4112 Fax

  CHIEF EXECUTIVE OFFICER:
  Arthur K. Gordon

  KEY BRANDS: AJ Brandon(R),
  David Meister(TM), Due Date(R),
  Sangria(TM), Studio Ease(R)
  PRODUCT: Contemporary day
  and eveningwear, maternity wear,
  sportswear, casualwear and dresses.


  MY MICHELLE
  13071 East Temple Avenue
  City of Industry, CA 91746
  626-934-4166
  626-934-4165 Fax

  PRESIDENT: Caren Belair

  KEY BRANDS: My Michelle(R),
  Jolt(TM), Jaclyn B(R)
  PRODUCT: Dresses and sportswear
  for juniors and girls.


  VINTAGE BLUE
  13087 East Temple Avenue
  City of Industry, CA 91746
  626-934-4144
  626-934-4145 Fax

  PRESIDENT: Laura Ferraro

  KEY BRANDS: Vintage Blue(TM),
  Vintage Studio(TM)
  PRODUCT: Sportswear.


KORET
505 14th Street
Oakland, CA 94612-1406
510-622-7000
510-622-7110 Fax

VICE CHAIRMAN: Martin J. Granoff
PRESIDENT AND CHIEF EXECUTIVE
OFFICER: Steven Rudin

KEY BRANDS: Koret(R), Napa Valley(R),
Cricket Lane(R), Melrose(R)
PRODUCT: Sportswear.


NEW CAMPAIGN, INC.
635 Madison Avenue, 15th Floor
New York, NY 10022
212-355-7656
212-355-1100 Fax

CHIEF EXECUTIVE OFFICER:
Margie Greenlees

KEY BRANDS: Ralph Lauren(R)(4)
PRODUCT: Belts, leather goods
and other accessories.


SAG HARBOR
1407 Broadway, Suite 605
New York, NY 10018
212-391-8666
212-730-2040 Fax

CHIEF EXECUTIVE OFFICER: Martin Brody

KEY BRANDS: Sag Harbor(R), Bice(R),
Sag Harbor(R) Sport
PRODUCT: Sportswear.


MEN'S SPORTSWEAR

KELLWOOD MENSWEAR
120 West 45th, 27th floor
New York, NY 10036
212-354-5700
212-764-6643 Fax

PRESIDENT: Robert C. Skinner, Jr.

KEY BRANDS: Slates(R) Menswear(5)
PRODUCT: Sportswear, shirts, jeans,
casual bottoms and outerwear.


SMART SHIRT LTD.
55 King Yip Street
Kwun Tong, Kowloon
Hong Kong
011-852-279-75111
011-852-234-32715 Fax

MANAGING DIRECTOR: Jesse C.P. Zee

KEY BRANDS: Nautica(R) dress shirts(6)
Ron Chereskin(R), and private labels.
PRODUCT: Dress and sport shirts, pants
and shorts.


OTHER SOFT GOODS

AMERICAN RECREATION
PRODUCTS, INC.
1224 Fern Ridge Parkway
Saint Louis, MO 63141
314-576-8000
314-576-8072 Fax

PRESIDENT: George J. Grabner, Jr.

KEY BRANDS: Kelty(R), Sierra Designs(R),
Slumberjack(R), Wenzel(R)
PRODUCT: Tents, sleeping bags, back-
packs, outdoor technical clothing and
related camping accessories.


KELLWOOD INTIMATE APPAREL
180 Madison Avenue, 11th floor
New York, NY 10016
212-684-4866
212-689-2631 Fax

PRESIDENT: James Mogan

KEY BRANDS: Berlei(R), Crowntuft(R),
Dentelle(R), Dotti(R), Stan Herman(R)(7),
L.A. Intimates(TM)
PRODUCT: Panties, bras and daywear,
sleepwear, dusters, robes, swimwear,
cover-ups, and performance
activewear.



(1) Manufactured under license from Lambchop Productions, Ltd., owner of the trademark Kathie Lee(R).
(2) Manufactured under license from Bill Burns New York, Inc., owner of the trademark Bill Burns(R).
(3) Manufactured under license from Emme Associates, Inc., owner of the trademark Emme(R).
(4) Manufactured under license from PRL USA Inc. and Polo Ralph Lauren Corporation, owner of the trademark Ralph Lauren(R).
(5) Knit and woven shirts, dress shirts, sweaters and outerwear manufactured under license from Levi Strauss & Co., owner of the trademark Slates(R).
(6) Dress shirts and outerwear manufactured under license from Nautica
    Apparel, Inc., owner of the trademark Nautica(R).
(7) Manufactured under license from Stan Herman Designs, owner of the trademark Stan Herman(R).

                                       31